UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of   **November 2010**

<u>PEDIMENT GOLD CORP.</u>
(Name of Registrant)

<u>789 West Pender Street, #680, Vancouver, British Columbia, Canada V6C 1H2</u>
(Address of principal executive offices)

    1. Exhibit 99.1 – Press Release; November 18, 2010;
    2. Exhibit 99.2 – MCR; November 18, 2010

    3. Exhibit 99.3 – Press Release; November 22, 2010;
    4. Exhibit 99.4 – MCR; November 22, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F. Form 20-F **<u>xxx</u>**   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___   No **<u>xxx</u>**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Pediment Gold Corp. -- SEC File No. 000-52509</u>
(Registrant)

Date: <u>November 24, 2010</u>   By \s\ Gary Freeman
                                                                   Gary Freeman, President/CEO/Director

Exhibit 99.1



Pediment Drills 39.9 Meters Grading 2.37 g/t Gold in Intermediate Zone

Vancouver, BC, November 18, 2010 – Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E) ("Pediment" or "the Company") is pleased to announce the results of additional 28 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

Please click on the following link to view the current drill map for this program:
http://www.pedimentgold.com/i/pdf/san/SA-DH-LocationNov2010.pdf

MAIN ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLDD-66	2,639,680	30.8	58.0	27.2	1.05
and		77.0	89.0	12.0	0.59
10PLRC-278	2,639,670	61.6	67.7	6.1	0.33
and	2,639,670	87.5	96.6	9.1	1.26
10PLRC-277	2,639,650	86.0	98.1	12.2	0.33
and	2,639,650	128.6	130.1	1.5	2.29
10PLDD-65	2,639,625	46.0	54.0	8.0	0.84
and	2,639,625	70.0	76.0	6.0	0.93
10PLRC-255	2,639,620	40.2	75.3	35.1	1.27
and	2,639,620	84.4	89.0	4.6	1.43
10PLRC-270	2,639,575	72.2	76.8	4.6	0.25
and	2,639,575	93.6	118.0	24.4	0.91
and	2,639,575	142.3	153.0	10.7	1.48
and	2,639,575	165.2	178.9	13.7	0.36
and	2,639,575	189.6	223.1	33.5	1.58
and	2,639,575	242.9	246.0	3.0	1.08
10PLRC-250	2,639,570	50.9	63.1	12.2	0.39
10PLRC-275	2,639,570	44.8	60.0	15.2	0.27

10PLRC-264	2,639,525	8.2	40.2	32.0	0.58
and	2,639,525	49.4	55.5	6.1	0.22
and	2,639,525	61.6	95.1	33.5	0.67
and	2,639,525	107.3	113.4	6.1	0.82
10PLRC-265	2,639,525	43.3	70.7	27.4	1.92
and	2,639,525	92.0	95.1	3.0	0.30
10PLRC-274	2,639,525	38.7	49.4	10.7	0.44
10PLRC-258	2,639,520	15.8	23.5	7.6	0.67
and	2,639,520	82.9	148.4	65.5	1.11
10PLRC-273	2,639,500	134.7	139.3	4.6	0.37
10PLRC-236					NSM
10PLRC-253	2,639,470	130.1	142.3	12.2	0.64
and	2,639,470	159.1	215.5	56.4	1.10
10PLRC-254	2,639,445	119.5	125.6	6.1	3.23
and	2,639,445	131.7	191.1	59.4	0.96
and	2,639,445	214.0	217.0	3.0	0.42
10PLRC-256	2,639,445	296.3	314.6	18.3	0.39
10PLRC-241	2,639,400	15.8	26.5	10.7	0.83
and	2,639,400	40.2	49.4	9.1	0.34
and	2,639,400	76.8	108.8	32.0	0.92
and	2,639,400	119.5	125.6	6.1	0.52
and	2,639,400	139.3	157.6	18.3	0.86
10PLRC-261	2,639,395	118.0	171.3	53.3	0.94
and	2,639,395	194.2	198.7	4.6	0.52

Within the Los Planes/Main Zone area, of where the known mineral resources exists, the following drill hole results signify either an expansion and/or reclassification of the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

10PLDD-59	2,639,240	43.0	49.0	6.0	0.51
and	2,639,240	54.5	94.0	39.5	1.18
and	2,639,240	100.0	113.5	13.5	0.44
10PLDD-58	2,639,150	25.0	34.0	9.0	0.18
and	2,639,150	113.5	153.4	39.9	2.37
10PLDD-60	2,639,150	23.2	40.5	17.3	0.49

and	2,639,150	56.1	73.0	16.9	0.60
10PLDD-57	2,639,100	66.5	77.0	10.5	0.37
and	2,639,100	90.5	128.2	37.7	0.71
and	2,639,100	138.2	142.2	4.0	0.30
10PLRC-225	2,639,050	12.8	15.8	3.0	2.52
and	2,639,050	101.2	102.7	1.5	0.31
and	2,639,050	150.0	153.0	3.0	0.28
and	2,639,050	162.2	169.8	7.6	0.63
and	2,639,050	192.6	226.2	33.5	0.76

The completed drill holes within the Intermediate Zone continue to represent an expansion of the known mineral resource. No drilling within the intermediate zone was included in the resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

SOUTH ZONE DRILL RESULTS

10PLRC-284	2,638,550	69.2	102.7	33.5	1.00
10PLRC-279	2,638,350	50.9	76.8	25.9	0.68
and	2,638,350	101.2	105.8	4.6	0.90
and	2,638,350	140.8	146.9	6.1	0.37
and	2,638,350	154.5	157.6	3.0	0.60
10PLRC-280	2,638,390	73.8	111.9	38.1	0.77
and	2,638,390	143.9	148.4	4.6	0.26
10PLRC-281	2,638,445	46.3	49.4	3.0	1.51
and	2,638,445	89.0	133.2	44.2	0.73
and	2,638,445	204.8	210.9	6.1	0.19

Drill results obtained from the Las Colinas South Zone area indicate an extension of the existing resource in that area.

Drilling has been continuing with one core drill and one RC drill, each with two shifts per day to complete 50 meter grid drilling of the Intermediate zone and Colinas zone, and infill drilling to extend parts of the Planes zone at 25 meter spacing. Geotechnical core holes and metallurgical larger diameter core holes have also been completed in the three zones. Limited condemnation drilling is planned in the near future following completion of this program.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks

and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Pediment Gold Corp.

Per:

Gary Freeman

President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

Form 51-102F3

Material Change Report

Item 1:   **Name and Address of Company**

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   **Date of Material Change**

November 18, 2010

Item 3   **News Release**

The news release was disseminated on November 18, 2010 by Marketwire.

Item 4   **Summary of Material Change**

Pediment announces results of additional 28 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

Item 5 Full Description of Material Change

5.1   **Full Description of Material Change**

Pediment Gold Corp. announces the results of additional 28 drill holes at the San Antonio Gold Project in Baja Sur, Mexico.

The current drill map for this program can be found on the Company's website.

MAIN ZONE DRILL RESULTS

Drill hole	Section (Northing)	From (m)	To (m)	Length (m)	Au_g/t
10PLDD-66	2,639,680	30.8	58.0	27.2	1.05
and		77.0	89.0	12.0	0.59
10PLRC-278	2,639,670	61.6	67.7	6.1	0.33
and	2,639,670	87.5	96.6	9.1	1.26
10PLRC-277	2,639,650	86.0	98.1	12.2	0.33

and	2,639,650	128.6	130.1	1.5	2.29
10PLDD-65	2,639,625	46.0	54.0	8.0	0.84
and	2,639,625	70.0	76.0	6.0	0.93
10PLRC-255	2,639,620	40.2	75.3	35.1	1.27
and	2,639,620	84.4	89.0	4.6	1.43
10PLRC-270	2,639,575	72.2	76.8	4.6	0.25
and	2,639,575	93.6	118.0	24.4	0.91
and	2,639,575	142.3	153.0	10.7	1.48
and	2,639,575	165.2	178.9	13.7	0.36
and	2,639,575	189.6	223.1	33.5	1.58
and	2,639,575	242.9	246.0	3.0	1.08
10PLRC-250	2,639,570	50.9	63.1	12.2	0.39
10PLRC-275	2,639,570	44.8	60.0	15.2	0.27
10PLRC-264	2,639,525	8.2	40.2	32.0	0.58
and	2,639,525	49.4	55.5	6.1	0.22
and	2,639,525	61.6	95.1	33.5	0.67
and	2,639,525	107.3	113.4	6.1	0.82
10PLRC-265	2,639,525	43.3	70.7	27.4	1.92
and	2,639,525	92.0	95.1	3.0	0.30

10PLRC-274	2,639,525	38.7	49.4	10.7	0.44
10PLRC-258	2,639,520	15.8	23.5	7.6	0.67
and	2,639,520	82.9	148.4	65.5	1.11
10PLRC-273	2,639,500	134.7	139.3	4.6	0.37
10PLRC-236					NSM
10PLRC-253	2,639,470	130.1	142.3	12.2	0.64
and	2,639,470	159.1	215.5	56.4	1.10
10PLRC-254	2,639,445	119.5	125.6	6.1	3.23
and	2,639,445	131.7	191.1	59.4	0.96
and	2,639,445	214.0	217.0	3.0	0.42

10PLRC-256	2,639,445	296.3	314.6	18.3	0.39

10PLRC-241	2,639,400	15.8	26.5	10.7	0.83
and	2,639,400	40.2	49.4	9.1	0.34
and	2,639,400	76.8	108.8	32.0	0.92
and	2,639,400	119.5	125.6	6.1	0.52
and	2,639,400	139.3	157.6	18.3	0.86

10PLRC-261	2,639,395	118.0	171.3	53.3	0.94
and	2,639,395	194.2	198.7	4.6	0.52

Within the Los Planes/Main Zone area, of where the known mineral resources exists, the following drill hole results signify either an expansion and/or reclassification of the existing resource.

INTERMEDIATE ZONE DRILL RESULTS

10PLDD-59	2,639,240	43.0	49.0	6.0	0.51
and	2,639,240	54.5	94.0	39.5	1.18
and	2,639,240	100.0	113.5	13.5	0.44

10PLDD-58	2,639,150	25.0	34.0	9.0	0.18
and	2,639,150	113.5	153.4	39.9	2.37

10PLDD-60	2,639,150	23.2	40.5	17.3	0.49
and	2,639,150	56.1	73.0	16.9	0.60

10PLDD-57	2,639,100	66.5	77.0	10.5	0.37
and	2,639,100	90.5	128.2	37.7	0.71
and	2,639,100	138.2	142.2	4.0	0.30

10PLRC-225	2,639,050	12.8	15.8	3.0	2.52
and	2,639,050	101.2	102.7	1.5	0.31
and	2,639,050	150.0	153.0	3.0	0.28
and	2,639,050	162.2	169.8	7.6	0.63
and	2,639,050	192.6	226.2	33.5	0.76

The completed drill holes within the Intermediate Zone continue to represent an expansion of the known mineral resource. No drilling within the intermediate zone was included in the resource calculation by AMEC in the Preliminary Assessment released in August (See news releases dated August 10, 2010 and August 11, 2010).

SOUTH ZONE DRILL RESULTS

10PLRC-284	2,638,550	69.2	102.7	33.5	1.00
10PLRC-279	2,638,350	50.9	76.8	25.9	0.68
and	2,638,350	101.2	105.8	4.6	0.90
and	2,638,350	140.8	146.9	6.1	0.37
and	2,638,350	154.5	157.6	3.0	0.60
10PLRC-280	2,638,390	73.8	111.9	38.1	0.77
and	2,638,390	143.9	148.4	4.6	0.26
10PLRC-281	2,638,445	46.3	49.4	3.0	1.51
and	2,638,445	89.0	133.2	44.2	0.73
and	2,638,445	204.8	210.9	6.1	0.19

Drill results obtained from the Las Colinas South Zone area indicate an extension of the existing resource in that area.

Drilling has been continuing with one core drill and one RC drill, each with two shifts per day to complete 50 meter grid drilling of the Intermediate zone and Colinas zone, and infill drilling to extend parts of the Planes zone at 25 meter spacing. Geotechnical core holes and metallurgical larger diameter core holes have also been completed in the three zones. Limited condemnation drilling is planned in the near future following completion of this program.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mel Herdrick, VP Exploration and Qualified Person under the guidelines of NI 43-101, has read and approved this release. All summarized intervals reported in this news release were calculated using a 0.20 g/t Au cut-off grade. Intervals contain no more than three low-grade to barren samples between mineralized samples containing over 0.20 g/t Au. High grades were not capped. Pediment Gold Corp. has a Quality Assurance/Quality Control program that includes insertion and verification of standards, blanks and duplicates. All samples here reported have passed QA/QC satisfactorily. Samples from the San Antonio Project are shipped to the preparation laboratory of ALS Chemex in

Hermosillo, Sonora. The prep lab then sends the sample pulps to ALS Chemex's laboratory in North Vancouver, where they are assayed for gold by fire assay with atomic absorption (Au AA-23 assay method code; 0.005 to 10ppm detection limit). Samples over 10 g/t Au are assayed with gravimetric finish (Assay code AU-GRA21). All samples are also assayed by ICP-MS (code ME-ICP41) for a suite of 35 elements.

Most drill-hole mineralized intercepts do not represent true widths. The mineralized zones referenced in this news release have a dip between -45 and -50 degrees to the west. Drill holes oriented with a 090 azimuth and -45 to -50 dip are closer to showing true width. Please visit the Company's website to see a complete collar table for the San Antonio project.

Pediment Gold is focused on the San Antonio Gold Project where AMEC E&C Services, Inc. ("AMEC") completed and delivered a positive preliminary assessment for the San Antonio Gold Project in August of 2010. The project demonstrates a robust financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV at 8%) of US$79 million and an internal rate of return (IRR) of 33%. Payback is calculated at 3.28 years from start up. The AMEC preliminary assessment suggests that the project could potentially produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are estimated to be US$71.1million with a total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life with additional resources.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding drill results for the Company's San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, , potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8   Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9   Date of Report

November 18, 2010

Exhibit 99.3

   

Pediment and Argonaut Extend Time for Completion of Business Combination Transaction

TORONTO, Ontario - (November 22, 2010) Argonaut Gold Inc. **(TSX:AR; "Argonaut") and Pediment Gold Corp. (TSX:PEZ and OTCBB:PEZGF; "Pediment")** announce that they are amending the deadline for the completion of their business combination transaction from December 23, 2010 to January 31, 2011. This amendment is being implemented to allow the parties to confirm the impact of certain proposed legislative changes and to complete the required disclosure for their proxy circulars. The other terms and conditions of their October 18, 2010 business combination agreement remain unchanged and in force.

Amendments have been proposed to the local environmental laws in the State of Baja California Sur (the "BCS"), Mexico which may adversely affect Pediment's ability to secure a building licence for the development of its San Antonio Project as currently envisioned. The contents and enforceability of the proposed legislation, remain unclear. Pediment and Argonaut are cooperating in an active investigation of the matter to reach a definitive understanding of the pending legislation. Based on the information received to date, they understand that that the legislative amendments as originally proposed remain subject to approval of the governor and a possible re-examination by BCS lawmakers.

The Toronto Stock Exchange has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Forward Looking Information

This news release contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the proposed amendments to the laws affecting mining projects in Mexico and the likely impact of those proposed amendments on Pediment's business and prospects. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Exhibit 99.4

Form 51-102F3

Material Change Report

Item 1:   Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia V6C 1H2

(the "Company")

Item 2   Date of Material Change

November 19, 2010

Item 3   News Release

The news release was disseminated on November 22, 2010 by Marketwire.

Item 4   Summary of Material Change

Pediment and Argonaut extend time for completion of business combination transaction.

Item 5 Full Description of Material Change

5.1   Full Description of Material Change

Argonaut Gold Inc. ("Argonaut") and Pediment Gold Corp. ("Pediment") announce that they are amending the deadline for the completion of their business combination transaction from December 23, 2010 to January 31, 2011. This amendment is being implemented to allow the parties to confirm the impact of certain proposed legislative changes and to complete the required disclosure for their proxy circulars. The other terms and conditions of their October 18, 2010 business combination agreement remain unchanged and in force.

Amendments have been proposed to the local environmental laws in the State of Baja California Sur (the "BCS"), Mexico which may adversely affect Pediment's ability to secure a building licence for the development of its San Antonio Project as currently envisioned. The contents and enforceability of the proposed legislation, remain unclear. Pediment and Argonaut are cooperating in an active investigation of the matter to reach a definitive understanding of the pending legislation. Based on the information received to date, they understand that that the legislative amendments as originally proposed remain subject to approval of the governor and a possible re-examination by BCS lawmakers.

Forward Looking Information

This material change report contains forward looking statements of Argonaut and Pediment, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements are statements which are not historical facts, including, without limitation, statements regarding the proposed acquisition of Pediment by Argonaut, the proposed amendments to the laws affecting mining projects in Mexico and the likely impact of those proposed amendments on Pediment's business and prospects. There can be no assurance that such statements will prove accurate. Such statements are necessarily based upon a number of assumptions that are subject to numerous risks and uncertainties that could cause actual results and future events to differ materially from those anticipated or projected. Important

factors that could cause actual results to differ materially from Argonaut's or Pediment's expectation are in the documents filed by Argonaut and Pediment, respectively, from time to time with the Toronto Stock Exchange and provincial securities regulators, most of which are available at www.sedar.com. Other than as required by applicable securities legislation, Argonaut and Pediment disclaim any intention and assumes no obligation to revise or update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone: (604) 682-4418

Facsimile: (604) 669-0384

Item 9 Date of Report

November 22, 2010